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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            CITYSCAPE FINANCIAL CORP.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    178778106
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                                 (CUSIP number)

                            Jonah L. Goldstein, Esq.
                            Cityscape Financial Corp.
                                 565 Taxter Road
                            Elmsford, New York 10523
                                 (914) 592-6677
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 1, 1996
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 6 Pages)
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- --------------------                                           -----------------
CUSIP NO.  178778106                  13D                      PAGE 2 OF 6 PAGES
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1        NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Jay L. Botchman

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                              / /


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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.

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                    7        SOLE VOTING POWER

    NUMBER OF
                             2,270,000*
      SHARES        ------------------------------------------------------------
                    8        SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                    ------------------------------------------------------------
      EACH          9        SOLE DISPOSITIVE POWER

    REPORTING
                             2,270,000*
    PERSON WITH     ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,270,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /


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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.4%
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14       TYPE OF REPORTING PERSON*

         IN
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         *UPON EXERCISE OF OPTIONS WITH RESPECT TO 2,070,000 SHARES
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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Cityscape Financial Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 565 Taxter Road, Elmsford, New York 10523.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Jay L. Botchman, a U.S. citizen. Mr. Botchman is primarily a consultant and is the sole owner of J.L.B. Equities, Inc ("J.L.B."), located at 565 Taxter Road, Elmsford, New York 10523.

         Mr. Botchman has not during the past five years been convicted in a criminal proceeding nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described below, beneficial ownership of 60,000 shares of Common Stock and options to purchase 2,070,000 shares of Common Stock were consideration for consulting services rendered by Mr. Botchman. Mr. Botchman has no current plans to exercise such options. Beneficial ownership of 140,000 shares of Common Stock was acquired in consideration for the forgiveness of indebtedness. Each of these transactions is more fully described below.

ITEM 4.  PURPOSE OF TRANSACTION

         Prior to April 5, 1995, Mr. Botchman acquired beneficial ownership of 60,000 shares of Common Stock (the "Trinity Shares") for consulting services that he rendered to Trinity America Corp. ("Trinity"). Also prior to April 5, 1995, J.L.B. acquired beneficial ownership of 140,000 shares of Common Stock (the "Omnimax Shares") for forgiveness of indebtedness relating to loans in excess of $175,000 made by J.L.B. to Omnimax, Inc. ("Omnimax"). On March 10, 1995, in exchange for consulting services rendered by Mr. Botchman to the Company, Mr. Botchman acquired the option to purchase an aggregate of 2,070,000 shares of Common Stock (the "Option Shares") from Messrs. Robert Grosser and Robert C. Patent, each a director and officer of the Company, and Mr. Asher Fensterheim, a director of the Company. Each of Messrs. Grosser, Patent and Fensterheim granted an option to Mr. Botchman to acquire up to 690,000 shares of Common Stock. Such options may be exercised by Mr. Botchman beginning on July 1, 1996 and expire on March 10, 2000.

         Except that, from time to time, Mr. Botchman may dispose of Common Stock as permitted pursuant to Rule 144 of the Securities Act of 1933, as amended, Mr. Botchman is not involved in any plan or proposal that would result in any of the following:

         - The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;


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         -  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         - A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         - Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

         - Any material change in the present capitalization or dividend policy of the Company;

         - Any other material change in the Company's business or corporate structure;

         - Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         - Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

         - A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         At the close of business on April 24, 1996, there were 14,756,728 outstanding shares of Common Stock. Including the Option Shares, Mr. Botchman beneficially owns 15.4% of the outstanding Common Stock, of which Mr. Botchman has sole voting and dispositive power with respect to the Trinity Shares and the Omnimax Shares and of which Mr. Botchman will acquire sole voting power and dispositive power upon exercise of options with respect to the Option Shares. Until the exercise of such options, sole voting and dispositive power with respect to the Option Shares is held by the current owners of such shares. Mr. Botchman has not effected any transactions in the Common Stock in the last 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Botchman's Trinity Shares and J.B.L.'s Omnimax Shares are held by Trinity, Omnimax and/or Mr. Lynn Dixon for the account of Mr. Botchman. The Option Shares are held by Messrs. Grosser, Patent and Fensterheim, subject to exercise by Mr. Botchman. To the best of Mr. Botchman's knowledge, there are at present no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Botchman and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option


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arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Company (other than standard default and similar provisions contained in loan agreements).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The foregoing summaries are qualified in their entirety by reference to the following Exhibits:

         1.   Letter dated April 5, 1995 to J.L.B. Equities, Inc. from
              Omnimax, Inc.

         2.   Letter dated April 5, 1995 to Mr. Botchman from Trinity America
              Corp.

         3. Option Agreement dated as of March 10, 1995 between Mr. Grosser and Mr. Botchman.

         4. Option Agreement dated as of March 10, 1995 between Mr. Patent and Mr. Botchman.

         5. Option Agreement dated as of March 10, 1995 between Mr. Fensterheim and Mr. Botchman.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  May 9, 1996                         s/Jay L. Botchman
                                            ------------------------------------
                                                      Jay L. Botchman






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                                  EXHIBIT INDEX

         1.   Letter dated April 5, 1995 to J.L.B. Equities, Inc. from
              Omnimax, Inc.

         2.   Letter dated April 5, 1995 to Mr. Botchman from Trinity
              America Corp.

         3. Option Agreement dated as of March 10, 1995 between Mr. Grosser and Mr. Botchman.

         4. Option Agreement dated as of March 10, 1995 between Mr. Patent and Mr. Botchman.

         5. Option Agreement dated as of March 10, 1995 between Mr. Fensterheim and Mr. Botchman.